Filed by Duke Energy Corporation
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934

Subject Company: Progress Energy, Inc.
Commission File No.: 333-172899

The following document was made public by Duke Energy Corporation on August 23, 2011.

Duke Energy and Progress Energy to Merge:
Creating the leading U.S. Utility

Duke Energy	Progress Energy
NYSE: DUK	NYSE: PGN
Based in Charlotte, N.C., Duke Energy is a Fortune 500 energy company with regulated and unregulated electric and natural gas businesses. www.duke-energy.com	Based in Raleigh, N.C., Progress Energy is a Fortune 500 energy company with two major electric utilities that serve about 3.1 million customers in the Carolinas and Florida. www.progress-energy.com
Duke Energy Carolinas Duke Energy Indiana Duke Energy Ohio Duke Energy Kentucky Commercial Power Duke Energy Generation Services Duke Energy International	Progress Energy Carolinas Progress Energy Florida
Assets: $57.9 billion* Revenues: $12.7 billion** Electric Customers: 4 million Gas Customers: 500,000 Total U.S. Generating Capacity: Approximately 35,400 megawatts (owned capacity) Service Territory: 50,000 square miles States Served: North Carolina, South Carolina, Ohio, Kentucky and Indiana Employees: 18,600 Annual Foundation Giving: Approximately $15.5 million	Assets: $32.7 billion* Revenues: $10 billion** Electric Customers: 3.1 million Total U.S. Generating Capacity: Approximately 21,800 megawatts (owned capacity) Service Territory: 54,000 square miles States Served: North Carolina, South Carolina and Florida Employees: 11,000 Annual Foundation Giving: Approximately $7 million

Company Name: Duke Energy Corporation

Corporate Headquarters: Charlotte, N.C.; substantial operations in Raleigh, N.C.

Market Capitalization: $36.5 billion***

Total Assets: $90.6 billion*

Revenues: $22.7 billion**

Customers: 7.1 million electric and 500,000 gas

Generating Capacity: 57,200 megawatts

Service Territory: 104,000 square miles

Executive Chairman: James E. Rogers

President and Chief Executive Officer: William D. Johnson

Board of Directors: The new Duke Energy board will be composed of 18 directors, 11 designated by Duke Energy, including the lead director, and 7 designated by Progress Energy

* As of stock close September 30, 2010
** As of December 31, 2009
*** As of December 31, 2010

Managing the Transformation of the Energy Industry

The right size, scale and diversity

The combined company will create the leading U.S. utility company

- Leverage best practices to achieve even higher levels of safety, operational excellence and customer satisfaction
- Combine fuel purchasing power and generating plant dispatch to save customers money
- Continued commitment to delivering affordable, reliable and clean energy
- New investments in technology to reduce our environmental footprint and become more efficient

OH
IN
KY
NC
SC
FL
Duke Energy
Progress Energy

Highly diversified generation capacity and fuel profile

Capacity and fuel diversity projected to increase, migrating the combined fleet to greater gas and less coal exposure

By Owned Capacity: 57 GW[1]

Duke Energy
48%
27%
15%
11%
Progress Energy
33%
48%
17%
1%
Combined
42%
35%
16%
7%
Coal
Gas/Oil
Nuclear
Hydro/Wind

[1] Capacity owned as of 09/30/10 and excludes purchased power and 4.1 GW of Duke Energy International assets.

U.S. generation well positioned for pending environmental regulations

Mitigate cost increase and strategic execution risks in era of major change

Generation Capacity by Technology (GW/%)

Duke Energy
12.9 GW 36%
4.0 GW 11%
9.4 GW 27%
9.1 GW 26%
Progress Energy
4.7 GW 22%
2.5 GW 12%
10.5 GW 48%
4.0 GW 18%
Combined
17.6 GW 31%
6.6 GW 11%
19.9 GW 35%
13.1 GW 23%
Scrubbed Coal
Unscrubbed Coal
Gas/Oil
Non-Emitting[1]

[1] Duke Energy: Nuclear (15%), Hydro (9%), Renewables (2%); Progress Energy: Nuclear (17%), Hydro (1%); Combined: Nuclear (16%), Hydro (6%), Renewables (1%)
Note: Generation capacity as of 09/30/10 and excludes purchased power and 4.1 GW of Duke Energy International assets.

Duke Energy and Progress Energy

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as "may," "will," "should," "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "target," "forecast," and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Progress Energy and Duke Energy caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Progress Energy's or Duke Energy's plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors discussed or referred to in the "Risk Factors" section of each of Progress Energy's and Duke Energy's most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC). These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 that was filed by Duke Energy with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy's and Duke Energy's reports filed with the SEC and available at the SEC's website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Progress Energy nor Duke Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION ON THE MERGER AND WHERE TO FIND IT

In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of Duke Energy and Progress Energy and that also constitutes a prospectus of Duke Energy. The Registration Statement was declared effective by the SEC on July 7, 2011. Duke Energy and Progress Energy mailed the definitive joint proxy statement/prospectus to their respective shareholders on or about July 11, 2011. Duke Energy and Progress Energy urge investors and shareholders to read the Registration Statement, including the joint proxy statement/prospectus that is a part of the Registration Statement, as well as other relevant documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy's website (www.duke-energy.com) under the heading "Investors" and then under the heading "Financials/SEC Filings." You may also obtain these documents, free of charge, from Progress Energy's website (www.progress-energy.com) under the tab "Our Company" by clicking on "Investor Relations," then by clicking on "Corporate Profile" and then by clicking on "SEC Filings."

Duke Energy® Progress Energy